Exhibit 99.4

ZenaTech Targets Adjusted EBITDA Breakeven in 2027 Following 425% First-Half Revenue Growth

Preliminary Q3 2026 revenue estimate of C$13.4–C$14.8 million (US$9.5–US$10.5 million), representing 44%–59% sequential growth, as management balances breakeven target with strategic growth opportunities

Vancouver, British Columbia, (October 26, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that management is targeting 2027 as a potential breakeven year based on an adjusted EBITDA (a non-IFRS measure defined below). This operational target is supported by revenue growth, expansion of its DaaS operations, and anticipated operating efficiencies. In the first half of 2026, the Company reported revenue of C$17.7 million (approximately US$12.6 million). For the third quarter of 2026, the Company announced preliminary revenue estimates of C$13.4 million to C$14.8 million (approximately US$9.5 million to US$10.5 million), while retaining flexibility to pursue strategic growth opportunities.

“We believe ZenaTech is entering an important phase in its development,” said Shaun Passley, Ph.D., CEO of ZenaTech. “During the first half of 2026, we generated more revenue than during all of 2025, and our preliminary third-quarter estimates indicate that our growth trajectory will continue. We believe this expanding revenue base, together with operational efficiencies and acquisition integration, creates an opportunity for operational breakeven during 2027.”

The Company intends to maintain flexibility to invest in acquisitions, defense technologies, international operations, and emerging commercial opportunities that could defer breakeven while potentially generating greater long-term shareholder value.

Second-Quarter and First-Half 2026 Financial Results

Metric	Q2 2026	First Half 2026
Total Revenue	C$9.33 million (US$6.6 million)	C$17.73 million (US$12.6 million)
Year-over-year revenue growth	316%	425%
DaaS revenue	C$8.63 million (US$6.1 million)	C$16.44 million (US$11.7 million)
Net loss	C$22.54 million (US$16.0 million)	C$49.09 million (US$34.8 million)
Operating expenses	C$31.24 million (US$22.1 million)	C$61.21 million (US$43.4 million)

US$ approximate conversions at US$0.709 per C$1.00, except where previously announced by the Company.

First-half revenue exceeded the Company’s reported C$12.9 million (US$9.1 million) of revenue for all of 2025 by approximately 37%. DaaS operations accounted for 93% of first-half 2026 revenue. At June 30, 2026, the Company reported C$34.6 million (US$24.5 million) in cash and marketable securities, C$149.3 million (US$105.9 million) in total assets, and C$91.4 million (US$64.8 million) in shareholders’ equity.

Management recognizes that sustained revenue growth must translate into improved operating efficiency and financial performance. Reported net losses underscore the importance of controlling costs and assessing the returns on future investments.

“Our focus is increasingly on translating revenue growth into improved operating performance while building a technology platform capable of supporting a significantly larger business,” continued Dr. Passley.

Preliminary Third -Quarter 2026 Revenue Estimates

ZenaTech previously announced preliminary, unaudited third -quarter 2026 revenue estimates of C$13.4 million to C$14.8 million. Compared with second -quarter revenue, this implies approximately 44% to 59% sequential revenue growth. Combined with reported first -half results, estimated revenue for the first nine months of 2026 would be approximately C$31.1 million to C$32.5 million (US$22.1 million to US$23.0 million).

These estimates are preliminary, unaudited, and subject to quarter-end close and reporting procedures. The Company also previously reported average organic revenue growth of 27.1% across approximately 20 DaaS locations acquired in 2025, excluding 2026 acquisitions.

Maintaining Flexibility to Capture Growth Opportunities

While management has established 2027 as a target year for breakeven, ZenaTech does not intend to limit strategically attractive investments solely to achieve profitability within a predetermined period. Potential opportunities include:

•Acquisitions of complementary Drone as a Service and technology businesses

•Government and defense drone programs, including testing, certification, and production capabilities

•Expansion into additional international markets

•Commercialization of autonomous drone technologies and AI-driven enterprise SaaS platforms

•Development of new drone-enabled services, analytics, and automation applications

“Achieving breakeven is an important objective, but we are not building ZenaTech for a single financial reporting period,” continued Dr. Passley. “If opportunities emerge to significantly accelerate our growth through acquisitions, government and defense programs, or new technology investments, we may choose to deploy additional capital even if doing so delays our breakeven timeline.

“We believe the appropriate measure of our success will be our ability to create a larger, stronger, and more sustainable business over time. Our capital allocation decisions will be guided by expected long-term returns, financial discipline, and shareholder value creation,” concluded Dr. Passley.

2027 Financial Target Considerations

Management expects to focus on increasing revenue from existing operations, improving operating efficiencies, integrating acquisitions, and expanding technology-enabled services. Management’s ability to achieve Adjusted EBITDA breakeven in 2027 remains subject to assumptions and operational variables, including top-line execution, the pace and cost of M&A integration, supply chain conditions, operating expenditure controls, and market acceptance of new commercial technologies. This target represents an internal management planning goal and does not constitute a projection, forecast, or guarantee of future financial performance.

Non-IFRS / Non-GAAP Financial Measures

This press release refers to Adjusted EBITDA, a financial measure not recognized under International Financial Reporting Standards (IFRS) or U.S. GAAP. The Company defines EBITDA as net income or loss before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA further excludes non-cash stock-based compensation, acquisition-related transaction and integration expenses, fair-value adjustments on financial instruments, restructuring costs, and other non-recurring or unusual items as disclosed in the Company's periodic financial filings.

Management uses Adjusted EBITDA to assess core operating performance, evaluate underlying business trends, and establish internal budgetary targets. It is believed this measure provides investors with supplemental insight into operational results by removing items that are non-operational, non-cash, or non-recurring.

Adjusted EBITDA should not be considered in isolation or as a substitute for, or superior to, IFRS net loss, operating profit, or cash flows from operating activities. Other companies may calculate Adjusted EBITDA differently, limiting its comparability.

Reconciliation Limitation: The Company has not provided a forward-looking quantitative reconciliation of targeted 2027 Adjusted EBITDA to the most directly comparable IFRS measure (Net Income/Loss) because items that reconcile these metrics—including future share-based compensation, tax provisions, transaction-related fair value adjustments, and potential impairment charges—are dependent on future events, volatile, and inherently difficult to predict with reasonable accuracy without unreasonable effort. Consequently, such reconciling information is unavailable at this time, though these items could have a significant and potentially unpredictable impact on future IFRS results.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms and services to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division. The Company is executing an acquisition-led DaaS strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, designs and manufactures vertically integrated AI-powered autonomous drone solutions which include machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio at various stages of development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing and assembly facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include "forward-looking statements" within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about the development, features, availability, pricing, commercialization, and market adoption of ZenaAI. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "aim", "seek", "is/are likely to", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking statements in this press release also include statements regarding management’s 2027 adjusted EBITDA breakeven objective, expected operating efficiencies, and the Company’s preliminary, unaudited third-quarter 2026 revenue estimates, which are subject to quarter-end close and reporting procedures and may differ materially from actual results; the Company’s ability to effectively integrate acquired businesses and achieve anticipated operational efficiencies and cost synergies; the risk that historical net losses will continue and that revenue growth may decelerate or fail to offset operating expenses; final completion of quarter-end accounting procedures, which could cause actual third-quarter 2026 financial results to differ from preliminary estimates; the Company’s ongoing capital requirements and potential dilution or debt obligations necessary to fund strategic investments; operational, regulatory, certification, and technological risks associated with autonomous drone manufacturing and deployment, particularly within government and defense markets; rapid technological change, cybersecurity risks, and intense competition within the AI, drone, and SaaS sectors; and broader economic, interest rate, and capital market conditions. There can be no assurance that breakeven will be achieved in 2027 or any later period. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; ZenaTech’s ability to deliver products to the market as currently contemplated, including software platforms; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; risks related to the development, testing, accuracy and performance of artificial intelligence and machine learning models; regulatory risks, including regulations governing drone operations; product development, validation and data quality and accuracy risks; customer adoption and recurring revenue opportunities; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.